UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934



Date of report (Date of earliest event reported): October 5, 2009

HALLADOR PETROLEUM COMPANY
(Exact name of registrant as specified in its charter)

Colorado	0-14731	84-1014610
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Lincoln Street, Suite 2700, Denver Colorado	80264-2701
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 303-839-5504
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

❒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
❒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
❒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
❒ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On September 18, 2009 we filed a Form 8-K, which disclosed numerous events, one of which was the appointment of John Van Heuvelen to our Board of Directors and as Chairman of our Audit Committee. We also reported that his director compensation was a grant of 100,000 restricted stock units (RSUs) which will vest 100% at the end of five years assuming he remains a board member during the five year period.

Subsequent to the grant our Board concluded to change Mr. Van Heuvelen's compensation to the following: in lieu of the grant of 100,000 RSUs, we will pay Mr. Van Heuvelen $100,000 each year for his services. He has the option to be paid in cash or our stock. For the first year he elected to be paid solely with stock. Using a value of $6/share, he was issued 16,667 shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HALLADOR PETROLEUM COMPANY

Date: October 5, 2009   By:/s/W. Anderson Bishop
                                                                          W. Anderson Bishop, CFO